UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

PROFESSIONAL DIVERSITY NETWORK, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01
(Title of Class of Securities)
74312Y202
(CUSIP Number)
April 21, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	74312Y202

1	Names of Reporting Persons
Ahmed Alomari
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
245,000
	6	Shared Voting Power
0
	7	Sole Dispositive Power
245,000
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
245,000
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

11	Percent of class represented by amount in row (9)
6.2% (Based on 3,934,616 shares outstanding as of the Issuers Form 10-K filed on March 31,2017)
12	Type of Reporting Person (See Instructions)
IN

Item 1.

(a)
Name of Issuer:

Professional Diversity Network, Inc. (“Issuer”)

(b)
Address of Issuer’s Principal Executive Offices:

801 W. Adams Street, Suite 600

Chicago, IL 60607

Item 2.

(a)
Name of Person Filing:

The statement is filed on behalf of Ahmed Alomari (the “Reporting Person”).

(b)
Address of Principal Business Office or, if None, Residence:

3901 W Charleston Blvd #200, Las Vegas, NV 89102

(c)
Citizenship:

Ahmed Alomari is a citizen of the United States.

(d)
Title and Class of Securities:

Common Stock, par value $0.01

(e)
CUSIP No.:                                 74312Y202

Item 3.
If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.
Ownership

(a)
Amount Beneficially Owned: 245,000

(b)
Percent of Class: 6.2% (Based on 3,934,616 shares outstanding as of March 30, 2017)

(c)
Number of shares as to which such person has:

(i)
Sole power to vote or to direct the vote: 245,000

(ii)
Shared power to vote or to direct the vote: 0

(iii)
Sole power to dispose or to direct the disposition of: 245,000

(iv)
Shared power to dispose or to direct the disposition of: 0

Item 5.
Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.
Ownership of more than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.
Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable.

Item 8.
Identification and classification of members of the group.

Not Applicable.

Item 9.
Notice of Dissolution of Group.

Not Applicable.

Item 10.
Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:  April 26, 2017

By:         /s/ Ahmed Alomari

Ahmed Alomari